Exhibit 3
                                                                       ---------



                                MICHAEL MULLARKEY

                                     - and -

                                KAREN PAULA ALLEN

                          A/K/A PAULA ALLEN PADGETT AS

                           TRUSTEE OF THE KAREN PAULA

                              ALLEN REVOCABLE TRUST

                                     - and -

 PAULA ALLEN HOLDINGS, INC., PAULA ALLEN MANAGEMENT COMPANY, DIAMOND TECHNOLOGY SOLUTIONS LLC, KP ALLEN AND ASSOCIATES OF ARIZONA INC., KP ALLEN AND ASSOCIATES
   OF CALIFORNIA INC., KP ALLEN AND ASSOCIATES OF COLORADO INC., KP ALLEN AND ASSOCIATES OF FLORIDA INC., KP ALLEN AND ASSOCIATES OF GEORGIA INC., KP ALLEN
AND ASSOCIATES OF MINNESOTA INC., KP ALLEN AND ASSOCIATES OF OHIO INC., KP ALLEN
     AND ASSOCIATES OF TEXAS INC., KP ALLEN AND ASSOCIATES OF ILLINOIS INC.

                                     - and -

                               E-CRUITER.COM INC.



--------------------------------------------------------------------------------
             PLAN OF REORGANIZATION AND STOCK ACQUISITION AGREEMENT


                                  APRIL 3, 2001

--------------------------------------------------------------------------------



             EMALFARB, SWAN & BAIN AND AKERMAN, SENTERFITT & EIDSON,
               SOLICITORS FOR THE VENDORS PERLEY-ROBERTSON, HILL &
                   MCDOUGALL LLP, SOLICITORS FOR THE PURCHASER

         THIS PLAN OF REORGANIZATION AND STOCK ACQUISITION is made as of April 3, 2001

BETWEEN:

                  MICHAEL MULLARKEY, of the City of Lake Forest, Illinois ("Mullarkey"),

                  - and -

                  KAREN PAULA ALLEN A/K/A PAULA ALLEN PADGETT, AS TRUSTEE OF THE KAREN PAULA ALLEN REVOCABLE TRUST DATED JANUARY 17, 1995 (the "Trust"),

                  (Mullarkey and the Trust shall be collectively referred to as the "Vendors")

                  - and -

                  PAULA ALLEN HOLDINGS, INC., a corporation incorporated pursuant to the laws of the state of Florida, (the "Corporation"), PAULA ALLEN MANAGEMENT COMPANY ("Management"), a corporation incorporated pursuant to the laws of the state of Florida, DIAMOND TECHNOLOGY SOLUTIONS LLC, a corporation incorporated pursuant to the laws of the state of Illinois ("Diamond"), KP ALLEN AND ASSOCIATES OF ARIZONA INC., a corporation incorporated pursuant to the laws of the state of Arizona ("Arizona"), KP ALLEN AND ASSOCIATES OF CALIFORNIA INC., a corporation incorporated pursuant to the laws of the state of California ("California"), KP ALLEN AND ASSOCIATES OF COLORADO INC., a corporation incorporated pursuant to the laws of the state of Colorado ("Colorado"), KP ALLEN AND ASSOCIATES OF FLORIDA INC., a corporation incorporated pursuant to the laws of the state of Florida ("Florida'), KP ALLEN AND ASSOCIATES OF GEORGIA INC., a corporation incorporated pursuant to the laws of the state of Georgia ("Georgia"), KP ALLEN AND ASSOCIATES OF MINNESOTA INC., a corporation incorporated pursuant to the laws of the state of Minnesota ("Minnesota"), KP ALLEN AND ASSOCIATES OF OHIO INC., a corporation incorporated pursuant to the laws of the state of Ohio ("Ohio"), KP ALLEN AND ASSOCIATES OF TEXAS INC., a corporation incorporated pursuant to the laws of the state of Texas ("Taxas"), KP ALLEN AND ASSOCIATES OF ILLINOIS INC., a corporation incorporated pursuant to the laws of the state of Illinois ("Illinois"), (Management, Diamond, Arizona, California, Colorado, Florida, Georgia, Minnesota, Ohio, Texas and Illinois are collectively hereinafter referred to as "Subsidiaries")

                  - and -

                  E-CRUITER.COM INC., a corporation incorporated pursuant to the laws of Canada, (the "Purchaser")

RECITALS:

A. The Vendors own and control all of the issued and outstanding shares of the Corporation.

B. The Corporation owns and controls all of the issued and outstanding shares of the Subsidiaries.

C. The Vendors have agreed to the following plan of reorganization and to sell to the Purchaser, and the Purchaser has agreed to purchase, the Purchased Shares (as defined below), and the Vendors have agreed to cause the Corporation to fulfil all of its obligations under this Agreement.

D.       This Agreement is intended to be a reorganization within the meaning of section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended. The Purchaser will acquire from the Vendors all of the issued and outstanding shares of the Corporation in exchange solely for shares of the Purchaser.

THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

                                    ARTICLE 1
                  DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1      DEFINITIONS

Whenever used in this Agreement, the following words and terms shall have the meanings set out below:

         "ACCOUNTS RECEIVABLE" means all accounts receivable, bills receivable, trade accounts, book debts and insurance claims recorded as receivable in the Books and Records and any other amount due to the Corporation or the Subsidiaries, including any refunds and rebates, and the benefit of all security (including cash deposits), guarantees and other collateral held by the Corporation or the Subsidiaries;

         "ACCREDITED INVESTOR" has the meaning ascribed thereto in Rule 501 of Regulation 1 of the United States Securities Act of 1933, as amended;

         "AFFILIATE" shall have the meaning given in the Canada Business Corporations Act, as amended;

         "AGREEMENT" means this Share Purchase Agreement, including all schedules, and all instruments supplementing or amending or confirming this Agreement, and references to "ARTICLE" or "SECTION" mean and refer to the specified Article or Section of this Agreement;

         "ASSOCIATE" shall have the meaning given in the Canada Business Corporations Act, as amended;

         "BENEFIT PLANS" means all plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered to which the Corporation or any of the Subsidiaries is or has been a party or by which any of them is or has been bound or under which the Corporation or any of the Subsidiaries has, or will have, any liability or contingent liability, relating to:

         (a)      Pension Plans;

         (b)      Insurance Plans; or

         (c)      Compensation Plans,

         with respect to any of the Employees or former employees (or any dependants or beneficiaries of any such Employees or former employees), directors or shareholders of the Corporation or any Subsidiary, individuals working on contract with the Corporation or any of the Subsidiaries or other individuals providing services to any of them of a kind normally provided by employees or eligible dependants of such person;

         "BOOKS AND RECORDS" means all books and records of the Corporation and the Subsidiaries, or any of their respective Affiliates or Associates, relating to the Corporation or any Subsidiary, including financial, corporate, operations, sales and purchase books and records, lists of suppliers and customers, business reports, plans and projections and all other documents, surveys, plans, files, records, correspondence, and other data and information, financial or otherwise, including all data and information stored on computer-related or other electronic media;

         "BUSINESS" means the services in the human resources and technology field carried on by the Corporation and the Subsidiaries, and the term "Business" shall include any part of the businesses held or carried on by the Corporation or the Subsidiaries;

         "BUSINESS DAY" means a day, other than a Saturday or Sunday, on which the principal commercial banks located in Ottawa, Ontario are open for business during normal banking hours;

         "CLAIMS" means any claim, demand, action, assessment or reassessment, suit, cause of action, damage, loss, charge, judgment, debt, costs, liability or expense, including reasonable professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

         "CLOSING" means the completion of the sale to and purchase by the Purchaser of the Purchased Shares under this Agreement;

         "CLOSING DATE" means the 23rd day of April, 2001 or such other date as the Parties may agree in writing as the date upon which the Closing shall take place;

         "CLOSING TIME" means 2 o'clock p.m. Ottawa time on the Closing Date, or such other time on such date as the Parties may agree in writing as the time at which the Closing shall take place;

         "CODE" means the United States Internal Revenue Code of 1986, as amended;

         "COMPENSATION PLANS" means all employment benefits relating to bonus, incentive pay or compensation, performance compensation, deferred compensation, profit sharing or deferred profit sharing, share purchase, share option, stock appreciation, phantom stock, vacation or vacation pay, sick pay, severance or termination pay, employee loans or separation from service benefits, or any other type of arrangement providing for compensation or benefits additional to base pay or salary;

         "CONTRACTS" means all contracts, licences, leases, agreements, commitments, entitlements and engagements to which the Corporation or any of the Subsidiaries is a party or by which any of them are bound or under which the Corporation or any of the Subsidiaries has, or will have, any liability or contingent liability, and includes all quotations, orders or tenders for contracts which remain open for acceptance and any warranties, guarantees or commitments (express or implied);

         "EMPLOYEES" means all persons employed or retained by the Corporation or any of the Subsidiaries, including for greater certainty, those employees on disability leave, parental leave or other absence;

         "ENCUMBRANCES" means any pledge, lien, charge, security interest, lease, title retention agreement, mortgage, restriction, development or similar agreement, easement, right-of-way, title defect, option, adverse claim or encumbrance of any kind or character whatsoever;

         "ENVIRONMENT" means the environment or natural environment as defined in any Environmental Laws and includes air, surface, water, ground water, land surface, soil, subsurface strata, any sewer system and the environment in the workplace and disposal of Hazardous Substances;

         "ENVIRONMENTAL APPROVALS" means all approvals, permits, certificates, licences, authorizations, consents, agreements, instructions or directions having the force of law, registrations or approvals issued or required by any Governmental Authority pursuant to Environmental Laws with respect to the operations, business or assets of the Corporation or any of the Subsidiaries;

         "ENVIRONMENTAL LAWS" means all Laws relating in full or in part to the Environment or employee or public health or safety, and includes those Environmental Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release and disposal of Hazardous Substances;

         "EQUIPMENT CONTRACTS" means all motor vehicle leases, equipment leases, conditional sales contracts, title retention agreements and other similar agreements relating to equipment used by the Corporation or any of the Subsidiaries;

         "GOVERNMENTAL AUTHORITY" means any government, regulatory authority, governmental department, agency, commission, board, tribunal or court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or any province, state or other geographic or political subdivision of any nation;

         "GOVERNMENTAL AUTHORIZATIONS" means all authorizations, approvals, including Environmental Approvals, orders, consents, directions, notices, licences, permits, variances, registration or similar rights issued to or by or required by any Governmental Authority;

         "HAZARDOUS SUBSTANCE" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, prohibited substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws, including any asbestos or asbestos-containing materials;

         "INDEPENDENT AUDITORS" means PricewaterhouseCoopers LLP or such other independent auditing firm as the Parties may otherwise agree;

         "INSURANCE PLANS" means all employment benefits relating to disability or wage continuation during period of absence from work (including short term disability, long term disability and workers compensation), hospitalization, health, medical or dental treatments or expenses, life insurance, death or survivor's benefits and supplementary employment insurance, in each case regardless of whether or not such benefits are insured or self-insured;

         "INTELLECTUAL PROPERTY" means registered and unregistered trade-marks (including the Trade-marks), copyright, and other intellectual property rights and all rights (proprietary, contractual or otherwise) in or relating to all trade secrets, confidential and proprietary information, methods, procedures, know-how and information;

         "LAWS" means all applicable laws (including common law), statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, tax treaties, policies, notices, directions and judgments or other requirements of any Governmental Authority;

         "LEASED REAL PROPERTY" means all premises which are leased, subleased, licensed or otherwise occupied by the Corporation or any of the Subsidiaries, and the interest of the Corporation and the Subsidiaries in all plants, buildings, structures, fixtures, erections, improvements, easements, rights-of-way and other appurtenances situate on or forming part of such premises, all of which is listed in Schedule 1.1(a);

         "MARKETING INVENTORIES" means all inventories of every kind and nature and wheresoever situate owned by the Corporation or the Subsidiaries and pertaining to the Business, including all inventories of operating supplies, marketing and promotional materials and other materials of or pertaining to the Business;

         "MATERIAL CONTRACT" means any Contract: (i) involving aggregate payments to or by the Corporation or any of the Subsidiaries in excess of $50,000; (ii) involving rights or obligations of the Corporation or any of the Subsidiaries that may reasonably extend beyond one year;
         (iii) which is outside the ordinary course of business; (iv) which does not or cannot be terminated without penalty on less than six months notice; or (iv) which restricts in whole or in part in any material way the scope of the business or activities of the Corporation or any of the Subsidiaries or which restricts in anyway the scope of the business or activities of any of their Affiliates or Associates;

         "NOTICE" shall have the meaning given in Section 11.3;

         "OWNED REAL PROPERTY" means all freehold lands which are owned or purported to be owned, in fee simple, by the Corporation or any of the Subsidiaries including all plants, buildings, structures, fixtures, erections, improvements, easements, rights-of-way and other appurtenances situate on or forming part of such lands;

         "PARTIES" means all of the parties to this Agreement;

         "PENSION PLANS" means all benefits relating to retirement or retirement savings including pension plans, pensions or supplemental pensions, registered retirement savings plans, registered pension plans and retirement compensation arrangements;

         "PERMITTED ENCUMBRANCES" means the Encumbrances listed in Schedule 1.1(c);

         "PERSON" means any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, corporation, limited liability company, unlimited liability company, Governmental Authority, and a natural person in such person's capacity as trustee, executor, administrator or other legal representative;

         "PURCHASE PRICE" shall have the meaning given in Section 3.1;

         "PURCHASED SHARES" means all of the issued and outstanding shares in the capital of the Corporation;

         "REAL PROPERTY" means the Owned Real Property and the Leased Real Property;

         "REAL PROPERTY LEASES" means those agreements to lease, leases, subleases or licences or other occupancy rights pursuant to which the Corporation or any of the Subsidiaries uses or occupies the Leased Real Property;

         "RELEASE" has the meaning prescribed in any Environmental Laws and includes any release, spill, leak, pumping, pouring, addition, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;

         "REMEDIAL ORDER" means any administrative complaint, direction, order or sanction issued, filed, imposed or threatened by any Governmental Authority pursuant to any Environmental Laws and includes any order requiring any remediation or clean-up of any Hazardous Substance, or requiring that any Release or any other activity be reduced, modified or eliminated or requiring a payment to be made to any Governmental Authority;

         "REQUIRED APPROVALS" means those Governmental Authorizations, shareholder approval and third Person approvals, consents and notices referred to in Schedule 1.1(e);

         "SUBSIDIARY" shall have the meaning given to it in the Canada Business Corporations Act, as amended;

         "TAX RETURNS" includes all returns, reports, declarations, elections, notices, filings, information returns and statements filed or required to be filed in respect of Taxes;

         "TAXES" includes all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, together with all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, including those levied on, or measured by, or in respect of income, gross receipts, profits, capital, gains, capital gains, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all license, franchise and registration fees and all employment insurance, health insurance and other government pension plan premiums or contributions;

         "TRADE-MARKS" means all trade-marks, trade names, brands, trade dress, business names, Uniform Resource Locators ("URL"), domain names, tag lines, designs, graphics, logos and other commercial symbols and indicia of origin, whether registered or not, owned by, licensed to or used by the Corporation or any of the Subsidiaries and any goodwill associated with any of them, including trade-marks, trade names, brands, trade dress, business names, URL, domain names, tag lines, designs, graphics, logos and other commercial symbols and indicia of origin owned by, licensed to or used by the Corporation or any of the Subsidiaries listed and described in Schedule 4.23;

1.2      CERTAIN RULES OF INTERPRETATION

In this Agreement and the schedules:

         (a) TIME - time is of the essence in the performance of the Parties' respective obligations;

         (b) CURRENCY - unless otherwise specified, all references to money amounts are to lawful currency of Canada;

         (c) HEADINGS - descriptive headings of Articles and Sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections;

         (d) SINGULAR, ETC. - use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such person or persons or circumstances as the context otherwise permits;

         (e) CONSENT - whenever a provision of this Agreement requires an approval or consent by a Party to this Agreement and notification of such approval or consent is not delivered within the applicable time limited, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent;

         (f) CALCULATION OF TIME - unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day;

         (g) BUSINESS DAY - whenever any payment is to be made or action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next Business Day following such day; and

         (h) INCLUSION - where the words "including" or "includes" appear in this Agreement, they mean "including (or includes) without limitation".

1.3      KNOWLEDGE

Except as specified otherwise in this Agreement, any reference to the knowledge of any Person shall mean to the best of the knowledge, information and belief of such Person after reviewing all relevant records available to such person and making due inquiries regarding the relevant matter of all relevant directors, officers and employees of the Person and its Affiliates and Associates.

1.4      ENTIRE AGREEMENT

This Agreement, together with the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to that subject matter, including the letter of intent entered into between the Parties dated February 22, 2001, and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document delivered pursuant to this Agreement. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

1.5      APPLICABLE LAW

This Agreement shall be governed and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario, and without regard to the conflict of laws principles applicable in such jurisdiction.

1.6      ACCOUNTING PRINCIPLES

All references to generally accepted accounting principles mean generally accepted accounting principles in Canada as at the Closing Date, applied on a consistent basis.

1.7      SCHEDULES AND EXHIBITS

The schedules and exhibits to this Agreement are an integral part of this Agreement.

                                    ARTICLE 2
                                PURCHASE AND SALE

2.1      ACTION BY VENDORS AND PURCHASER

Subject to the provisions of this Agreement, at the Closing Time:

         (a) PURCHASE AND SALE OF PURCHASED SHARES - the Vendors shall sell and the Purchaser shall purchase the Purchased Shares for the Purchase Price payable as provided in this Agreement;

         (b) PAYMENT OF PURCHASE PRICE - as consideration for the Purchased Shares, the Purchaser shall deliver to the Vendors the E-Cruiter Shares as provided in Section 3.3;

         (c) TRANSFER AND DELIVERY OF THE PURCHASED SHARES - the Vendors shall transfer and deliver to the Purchaser the share certificates representing the Purchased Shares, in each case duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and shall take such steps as shall be necessary to cause the Corporation to enter the Purchaser or its nominee(s) upon the books of the Corporation as the holder of the Purchased Shares and to issue share certificates to the Purchaser or its nominee(s) representing the Purchased Shares; and

         (d) OTHER DOCUMENTS - each of the Vendors and the Purchaser shall deliver such other documents as may be necessary to complete the transactions contemplated by this Agreement.

2.2      PLACE OF CLOSING

The Closing shall take place at the Closing Time at the offices of Perley-Robertson, Hill & McDougall LLP located at Suite 400, 90 Sparks Street, Ottawa, Ontario, K1P 1E2, or at such other place as may be agreed upon in writing by the Parties.

2.3      TENDER

Any tender of documents or money under this Agreement may be made upon the Parties or their respective counsel and money shall be tendered in Canadian dollars by official bank certified cheque, bank draft or by such other method as the Parties agree in writing.

                                    ARTICLE 3
                                 PURCHASE PRICE

3.1      PURCHASE PRICE

The aggregate amount payable by the Purchaser for the Purchased Shares (the "Purchase Price") shall, subject to any adjustment, be determined as of the Closing Time.

3.2      ADJUSTMENTS

The Purchase Price shall be subject to adjustment pursuant to paragraph 3.4 herein and the Escrow Agreement (as herein later defined).

3.3      SATISFACTION OF PURCHASE PRICE

         (a) Subject to the provisions of this Agreement and the Escrow Agreement as defined below, at the Closing Time the Purchaser shall satisfy the Purchase Price by (i) issuing and delivering, subject to paragraph 3.4 herein, from treasury 5,000,000 common shares of the Purchaser (the "E-Cruiter Shares") to the Vendors, in the respective amounts set forth in Schedule 3.3 (a); and (ii) the Purchaser assuming all indebtedness, up to a maximum of US$1,000,000, owing by the Corporation to Paula Allen pursuant to promissory notes issued in January 2001.

3.4      DELIVERY OF THE E-CRUITER SHARES

          3.4.1 At the Closing Time, the Purchaser shall deliver 4,000,000 of the E-Cruiter Shares to the Vendors in the respective amounts set forth in Schedule 3.3(a).

         3.4.2 At the Closing Time, the Parties shall enter into the escrow agreement as set out in Schedule 3.4.2 (the "Escrow Agreement").

         3.4.3 Pursuant to this Agreement and the Escrow Agreement, 1,000,000 of the E-Cruiter Shares shall be placed in escrow and released in 500,000 instalments to the Vendors pending the meeting of revenue and profit targets by the Purchaser for the years 2001 and 2002 as set forth in Schedule 3.4.3 or at any other time at the discretion of the board of directors of the Purchaser.

3.5      ALLOCATION OF THE PURCHASE PRICE

The Purchase Price shall be allocated among the Purchased Shares in accordance with the provisions of Schedule 3.5. Each of the Vendors and the Purchaser agree to report the purchase and sale of the Purchased Shares in any Tax Returns required to be filed in accordance with the provisions of Schedule 3.5.

                                    ARTICLE 4
                  REPRESENTATIONS AND WARRANTIES OF THE VENDORS

The Vendors, the Corporation and the Subsidiaries hereby jointly and severally represent and warrant to the Purchaser the matters set out below.

4.1      INCORPORATION AND REGISTRATION

         (a) Each of the Corporation and the Subsidiaries is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement, to own its property and assets and to carry on its business as presently conducted. Neither the nature of its business nor the location or character of the property owned or leased by any of the Subsidiaries requires it to be registered, licensed or otherwise qualified as an out-of-province or foreign corporation in any other jurisdiction other than those listed opposite its name in Schedule 4.1, where it is duly registered, licensed or otherwise qualified for such purpose.

4.2      SUBSIDIARIES

         (a) As of the Closing Date, the Corporation will be the sole registered and beneficial owner of all of the issued and outstanding shares in the capital of the Subsidiaries, free and clear of all Encumbrances, and does not own, or have any interest in, any of the shares of any other corporation or other Person.

         (b) None of the Corporation or the Subsidiaries owns or has any interest in any of the shares of any corporation or other Person other than as disclosed in Schedule 4.2.

         (c) None of the Corporation or the Subsidiaries is a partner, beneficiary, trustee, co-tenant, joint-venturer or otherwise a participant in any partnership, trust, joint venture, co-tenancy or similar jointly owned business undertaking, and none of the Corporation or the Subsidiaries has any investment interests in any business owned or controlled by any third Person.

4.3      RIGHT TO SELL

The Vendors are the sole registered and beneficial owners of the Purchased Shares free and clear of all Encumbrances. The Vendors have the exclusive right to dispose of the Purchased Shares as provided in this Agreement and such disposition will not violate, contravene, breach or offend against or result in any default under any indenture, mortgage, lease, agreement, obligation, instrument, charter or by-law provision, statute, regulation, order, judgement, decree, licence, permit or Laws to which any of the Vendors is a party or subject or by which any of the Vendors is bound or affected. The Purchased Shares are not subject to the terms of any agreement between or among any of the shareholders of the Corporation other than this Agreement.

4.4      CAPITALIZATION

The authorized and issued share capital of the Corporation and each of the Subsidiaries is as set forth in Schedule 4.4, together with a corporate structure diagram illustrating the issued share capital and shareholders of the Corporation and each of the Subsidiaries. All of the shares in the capital of the Corporation and each of the Subsidiaries have been duly and validly issued and are outstanding as fully paid and non-assessable shares of the Corporation or such Subsidiary, as the case may be. No options, warrants or other rights to purchase shares or other securities of the Corporation or any of the Subsidiaries, and no securities or obligations convertible into or exchangeable for shares or other securities of the Corporation or any of the Subsidiaries, have been authorized or agreed to be issued or are outstanding.

4.5      TITLE TO ASSETS

Each of the Corporation and the Subsidiaries is the sole beneficial and legal owner of all of its assets and interests in assets, real and personal, including all of the assets used in the Business, with good and valid title, free and clear of all Encumbrances, other than Permitted Encumbrances. In particular, without limiting the generality of the foregoing, there has been no assignment, subletting or granting of any licence (of occupation or otherwise) of or in respect of any of the assets of the Corporation or the Subsidiaries or any granting of any agreement or right capable of becoming an agreement or option for the purchase of any of such assets. All of the assets of the Corporation and the Subsidiaries are located on the Owned Real Property or the Leased Real Property.

4.6      DUE AUTHORIZATION AND ENFORCEABILITY

The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been, or will prior to the Closing Date be, duly authorized by all necessary corporate action on the part of each of the Corporation and the Subsidiaries. This Agreement constitutes a valid and binding obligation of each of the Vendors enforceable against each of them in accordance with its terms.

4.7      ABSENCE OF CONFLICTING AGREEMENTS

Neither the Corporation, the Subsidiaries nor any of the Vendors is a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, obligation, instrument, charter or by-law provision, Law or Governmental Authorization which would be violated, contravened, breached by, or under which default would occur or an Encumbrance would be created as a result of the execution and delivery of this Agreement or any other documents or agreements to be delivered or entered into under the terms of this Agreement, or the performance by any of the Corporation, the Subsidiaries or the Vendors of any of their obligations provided for under this Agreement or any other documents or agreements to be delivered or entered into under this Agreement.

4.8      APPROVALS

         (a) Except as disclosed in Schedule 4.8, no approval, order or consent of or notice to or filing with any Governmental Authority or other Person is required on the part of the Corporation or any of the Vendors or Subsidiaries in connection with the execution, delivery and performance of this Agreement or any other documents or agreements to be delivered under this Agreement or the performance of the obligations of the Vendors, the Corporation or the Subsidiaries under this Agreement or any other documents or agreements to be delivered or entered into under this Agreement.

         (b) Schedule 4.8 sets out a complete list of all notifications, approvals and consents required to be made or obtained by the Corporation, the Vendors and the Subsidiaries in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement.

4.9      FINANCIAL STATEMENTS

Schedule 4.9 attached hereto sets forth the audited balance sheet of the Corporation as of December 31, 2000 and the unaudited balance sheets of Corporation as of March 30, 2001, and the related statements of income and retained earnings for the periods ending on those respective dates. The financial statements in Schedule 4.9 are hereinafter collectively referred to as the "Company Financial Statements". The Company Financial Statements have been prepared in accordance with generally accepted accounting principles consistently followed by the Corporation and the Subsidiaries throughout the periods indicated, and fairly present the financial position of the Corporation and the Subsidiaries as of the respective dates of the balance sheets included in the Company Financial Statements, and the results of its operations for the respective periods indicated. As of the Closing Date, the Corporation and the Subsidiaries shall not have any material liability or obligation of any nature, except for liabilities or obligations that are reflected on Company Financial Statements as of March 30, 2001.

4.10     ABSENCE OF UNDISCLOSED LIABILITIES

Since the date of the Company Financial Statements, neither the Corporation nor any of the Subsidiaries has incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise) which continue to be outstanding, except those incurred in the ordinary and usual course of business and which were not, individually or in the aggregate, materially adverse. The reserves and accrued liabilities disclosed on or reflected in the Company Financial Statements and the Books and Records are sufficient in all respects to provide for the liabilities in respect of which they have been established.

4.11     ABSENCE OF CHANGES AND UNUSUAL TRANSACTIONS

Except as described in Schedule 4.11, or except as consented to in advance in writing by the Purchaser, since the date of the Company Financial Statements:

                  (i) there has not been any material change in the financial condition, operations or prospects of the Corporation or any of the Subsidiaries other than changes in the ordinary and usual course of business, none of which has been materially adverse;

                  (ii) there has not been any damage, destruction, loss, labour dispute, organizing drive, application for certification or other event, development or condition of any character (whether or not covered by insurance) materially and adversely affecting the business, assets, properties or future prospects of any of the Corporation or the Subsidiaries;

                  (iii) neither the Corporation nor any of the Subsidiaries has transferred, assigned, sold or otherwise disposed of any of the assets shown or reflected in the Company Financial Statements or cancelled any debts or entitlements except, in each case, in the ordinary and usual course of business;

                  (iv) neither the Corporation nor any of the Subsidiaries incurred or assumed any obligation or liability (fixed or contingent) except unsecured current obligations and liabilities incurred in the ordinary and usual course of business, none of which has been materially adverse;

                  (v) neither the Corporation nor any of the Subsidiaries discharged or satisfied any Encumbrance, or paid any obligation or liability (fixed or contingent) other than liabilities included in the Company Financial Statements and liabilities incurred since the date of the Company Financial Statements in the ordinary and usual course of business;

                  (vi) neither the Corporation nor any of the Subsidiaries suffered any cumulative operating loss or any extraordinary loss, waived or omitted to take any action in respect of any rights of substantial value, or entered into any commitment or transaction not in the ordinary and usual course of business where such loss, rights, commitment or transaction is or would be material in relation to the Corporation or the Subsidiary, as the case may be;

                  (vii) neither the Corporation nor any of the Subsidiaries granted any bonuses, whether monetary or otherwise, or made any general wage, salary or Benefit Plan increases in respect of its Employees or changed the terms of employment for any Employee except in the ordinary and usual course of business and consistent with past practice;

                  (viii) neither the Corporation nor any of the Subsidiaries hired or dismissed any senior Employees or hired or dismissed any other Employees other than in ordinary and usual course of business;

                  (ix) neither the Corporation nor any of the Subsidiaries mortgaged, pledged, subjected to lien, granted a security interest in or otherwise encumbered any of its assets or property, whether tangible or intangible;

                  (x) neither the Corporation nor any of the Subsidiaries, directly or indirectly, declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares or, directly or indirectly, purchased or otherwise acquired any of its shares;

                  (xi) neither the Corporation nor any of the Subsidiaries, directly or indirectly, has paid any management fees or other amounts (other than salaries and benefits of employees, the terms of which are disclosed in
                           Schedule 4.28) to any of the Vendors; and

                  (xii) neither the Corporation nor any of the Subsidiaries has authorized, agreed or otherwise become committed to do any of the foregoing.

4.12     NON-ARM'S LENGTH TRANSACTIONS

Except as disclosed in Schedule 4.12, no director or officer, former director or officer, shareholder or Employee of the Corporation or a Subsidiary, or any other person not dealing at arm's length (within the meaning of the Code) with the Corporation or any of the Vendors or Subsidiaries, has any indebtedness, liability or obligation to the Corporation or a Subsidiary, and none of the Corporation and the Subsidiaries is indebted or otherwise obligated to or is party to any Contract with any such person, except for employment arrangements with Employees, the terms of which are disclosed in Schedule 4.28.

4.13     ABSENCE OF GUARANTEES

Except as described in Schedule 4.13, neither the Corporation nor any of the Subsidiaries has given or agreed to give, or is a party to or bound by, any guarantee, surety or indemnity in respect of any indebtedness or other obligation of any Person, or any other commitment by which the Corporation or any Subsidiary is, or is contingently, responsible for any such indebtedness or other obligation.

4.14     OPERATING BUSINESSES

The Business is carried on exclusively by the Corporation and the Subsidiaries. All assets used in or necessary to carry on the Business are owned by the Corporation and the Subsidiaries, or leased or licensed by the Corporation and the Subsidiaries from Persons acting at arm's length (within the meaning of the Code) from the Vendors, the Corporation and the Subsidiaries.

4.15     MAJOR SUPPLIERS

         (a) A comprehensive listing of all suppliers of goods and services to the Corporation and the Subsidiaries (including suppliers of goods and services to their respective customers, which are arranged for by the Corporation or the Subsidiaries), where the value of the goods or services supplied exceeded $50,000, in each case individually or in the aggregate, during the 12 month period ending January 31, 2001 is attached as Schedule 4.15.

         (b) True and complete copies of all Contracts with those suppliers of goods and services for the Business (or for customers of the Business) referred to in subsection 4.15(a) have been made available to the Purchaser. None of the Vendors, the Corporation or the Subsidiaries has any reason to believe that any of such Contracts will not be honoured in the ordinary and usual course of business consistent with the past experience of the Business.

         (c) Except as disclosed in Schedule 4.15, neither the Corporation nor any of the Subsidiaries is subject to any Contract under which any of them has made any commitment or is subject to any obligation or would suffer any penalty (financial or otherwise) as a result of a failure to acquire, or arrange for the acquisition of, a specified minimum volume of products or services.

         (d) Except as disclosed in Schedule 4.15, neither the Corporation nor any of the Subsidiaries is subject to any Contract involving a commitment of exclusivity whereby its ability, or the ability of its Affiliates, to acquire goods or services from any Person would be restricted in any manner.

         (e) To the knowledge of the Corporation and each of the Vendors and the Subsidiaries, none of the suppliers included in the list referred to in subsection 4.15(a) has any intention to change its relationship or the terms upon which it conducts business with the Corporation or any Subsidiary, including as a result of the transactions contemplated by this Agreement.

4.16     CONDITION OF ASSETS

The fixed assets, machinery, equipment, fixtures, furniture, furnishings and vehicles owned or used or held by the Corporation and the Subsidiaries, including any of the foregoing which are in storage or in transit, and other tangible property and facilities used by the Corporation and the Subsidiaries, whether located in or on the premises of the Corporation or the Subsidiaries or elsewhere, are in good condition, repair and (where applicable) proper working order, having regard to their use and age and such assets have been properly and regularly maintained.

4.17     MARKETING INVENTORIES

All Marketing Inventories are valued on the books of the Corporation and the Subsidiaries at cost, amortized over the applicable season. All Marketing Inventories are merchantable or usable and in quantities usable or saleable in the ordinary and usual course of business.

4.18     ACCOUNTS RECEIVABLE

The Accounts Receivable are good and collectible at the aggregate recorded amounts, except to the extent of any reserves provided for such accounts in the Company Financial Statements, and are not subject to any defence, counterclaim or set off.

4.19     BUSINESS IN COMPLIANCE WITH LAW

In all material respects, the business and operations of the Corporation and the Subsidiaries have been and are now conducted in compliance with all Laws of each jurisdiction in which the Corporation and the Subsidiaries carry on or have carried on business and none of the Corporation and the Subsidiaries has received any notice of any alleged violation of any such Laws.

4.20     GOVERNMENTAL AUTHORIZATIONS

Schedule 4.20 sets forth a complete list of the Governmental Authorizations issued to or required by the Corporation or any of the Subsidiaries to enable them to carry on business in compliance, in all material respects, with all Laws. The Governmental Authorizations listed in Schedule 4.20 are, in all material respects, in full force and effect in accordance with their terms, and there have been no material violations of them and no proceedings are pending or, to the knowledge of the Corporation or any of the Subsidiaries, threatened, which could result in their revocation or limitation.

4.21     GOVERNMENTAL ASSISTANCE

Except as disclosed in Schedule 4.21, neither the Corporation nor any of the Subsidiaries has received any grants or other forms of assistance, including loans with interest below market rates or guarantees of any loans, from any Governmental Authority that have not been fully repaid or reimbursed and satisfied, and neither the Corporation nor any of the Subsidiaries is a party to any Contract or understanding with respect to any such grant or form of assistance.

4.22     RESTRICTIVE COVENANTS

Except as disclosed in Schedule 4.22, neither the Corporation nor any of the Subsidiaries is a party to or bound or affected by any Contract or document limiting the freedom of the Corporation or any of the Subsidiaries to compete in any line of business, acquire goods and services from any supplier, sell goods and services to any customer, or transfer or move any of its assets or operations, or which would materially adversely affect the business practices, operations or conditions of the Corporation or any of the Subsidiaries, or, to the knowledge of the Vendors, materially adversely affect the Purchaser, or the continued operation of their businesses, after the Closing.

4.23     INTELLECTUAL PROPERTY

(a) Schedule 4.23 sets forth a complete list and brief description of all Intellectual Property owned by the Corporation or the Subsidiaries (including Trade-marks) that have been registered or for which applications for registration have been filed by or on behalf of the Corporation or the Subsidiaries.

         (b) Except as disclosed in Schedule 4.23, the Corporation and the Subsidiaries have the exclusive right to use and are the exclusive owners of all right, title and interest in and to all Intellectual Property used in or necessary to carry on the Business (with no breaks in the chain of title). Any Intellectual Property used in or necessary to carry on the Business that is not owned by the Corporation or the Subsidiaries is being used by the Corporation or the Subsidiaries solely in accordance with a licence from or the express consent of the rightful owner of such Intellectual Property, and all such licences and consents are in full force and effect.

         (c) All Intellectual Property owned or licensed by the Corporation or the Subsidiaries is in full force and effect and has not been used, enforced or licensed or failed to be used, enforced or licensed in a manner that would result in the abandonment, cancellation or unenforceability of or any loss of rights in any of such Intellectual Property.

         (d) Except as disclosed in Schedule 4.23, neither the Corporation nor any of the Vendors or Subsidiaries has any knowledge of any claim of adverse ownership, invalidity or other opposition to or conflict with any Intellectual Property owned or licensed by the Corporation or the Subsidiaries nor of any pending or threatened action, litigation, investigation, claim, opposition, complaint, grievance or proceeding of any nature or kind against any of them relating to such Intellectual Property.

         (e) Except as disclosed in Schedule 4.23, to the knowledge of the Corporation, Vendors and Subsidiaries:

                  (i) the use of any of the Intellectual Property owned or licensed by the Corporation or the Subsidiaries;

                  (ii) any activity in which the Corporation or any of the Subsidiaries is or has been engaged;

                  (iii) any product or service which the Corporation or any of the Subsidiaries sells, provides, produces or uses, or has sold, provided, produced or used; and

                  (iv) any process, method, advertising, or material that the Corporation or any of the Subsidiaries employs or has employed in the marketing or sale of any such product or service,

                  does not breach, violate, infringe or interfere with any proprietary, contractual or other rights of any Person relating to Intellectual Property.

         (f) Except as disclosed in Schedule 4.23, neither the Corporation nor any of the Vendors or Subsidiaries has any knowledge of any breach, violation, infringement or interference with the Intellectual Property owned or licensed by the Corporation or the Subsidiaries.

4.24     EQUIPMENT CONTRACTS

Schedule 4.24 sets forth a complete list of all Equipment Contracts involving aggregate payments in excess of $10,000 per annum, together with a description of the assets to which the Equipment Contracts relate. The Equipment Contracts listed in Schedule 4.24 are all those used to earn the revenue shown on the Company Financial Statements. All of the Equipment Contracts are in full force and effect and no default exists on the part of the Corporation or any Subsidiary, or, to the knowledge of the Corporation, the Vendors and the Subsidiaries, on the part of any of the other parties thereto. The entire interest of the Corporation or Subsidiary under each of the Equipment Contracts is held by it free and clear of any Encumbrances, other than Permitted Encumbrances, and all payments due under the Equipment Contracts have been duly and punctually paid. To the extent any rights under the Equipment Contracts are not used directly in the Business, the Corporation and the Subsidiaries have legally enforceable commitments from Franchisees which are at arm's length from the Vendors, the Corporation and the Subsidiaries, to reimburse the Corporation and the Subsidiaries for the costs of those rights.

4.25     OWNED REAL PROPERTY

         (a) Neither the Corporation nor the Subsidiaries are the legal or beneficial owner of any Owned Real Property.

         (b) No Owned Real Property is used or is reasonably required for the Business.

4.26     LEASED REAL PROPERTY

         (a) Schedule 4.26 sets forth a complete list of the Leased Real Property (by reference to municipal address) and Real Property Leases (by reference to all relevant documents including details of parties to the Real Property Leases and dates of documents as well as details of annual rent payable, any discounts or associated premiums, current terms, renewal rights, security deposits or prepaid rent, and area of premises). True copies of all the Real Property Leases have been provided or made available to the Purchaser. The terms of the Real Property Leases as summarized in Schedule 4.26 are true and accurate in all respects. The Real Property Leases have not been altered or amended and are in full force and effect.

         (b) There are no agreements or understandings between the landlord and tenant, or sublandlord and subtenant, in respect of any Leased Real Property other than as contained in the Real Property Leases, pertaining to the rights and obligations of the parties to the Real Property Leases relating to the use and occupation of the Leased Real Property.

         (c) Except for the Real Property Leases listed in Schedule 4.26, none of the Corporation or the Subsidiaries is a party to or bound by any other leases, subleases, agreements to lease, licenses or occupancy agreements pertaining to real property.

         (d) All interests held by the Corporation or the Subsidiaries as lessee or occupant under the Real Property Leases are free and clear of all Encumbrances other than Permitted Encumbrances.

         (e) All payments required to be made by the Corporation or the Subsidiaries pursuant to the Real Property Leases have been duly paid and none of the Corporation or the Subsidiaries is otherwise in default in meeting any of its obligations under any of the Real Property Leases.

         (f) None of the landlords and sublandlords, and to the knowledge of the Vendors, the Corporation and the Subsidiaries, none of the tenants or subtenants under any of the Real Property Leases, is in default in meeting any of its obligations under Real Property Leases to which it is a party.

         (g) None of the Corporation or the Subsidiaries has any option, right of first refusal or other contractual right relating to the Leased Real Property which is not provided under the Real Property Leases.

         (h) To the knowledge of the Vendors, the Corporation and the Subsidiaries, no event exists which, but for the passing of time or the giving of notice, or both, would constitute a default by any party to any of the Real Property Leases and no party to any Real Property Lease is claiming any such default or taking any action purportedly based upon any such default.

4.27     ENVIRONMENTAL MATTERS

         (a)      There are no Environmental Approvals.

         (b) All operations of the Corporation and the Subsidiaries have been and are now in compliance with all Environmental Laws. There has been no Release by the Corporation or any of the Subsidiaries of any Hazardous Substance into the Environment.

         (c) None of the Corporation and the Subsidiaries nor any of its operations has been or is now the subject of any Remedial Order, nor do any of the Vendors, the Corporation and the Subsidiaries have any knowledge of any investigation or evaluation commenced as to whether any such Remedial Order is necessary nor, to their knowledge, has any threat of any such Remedial Order been made nor, to their knowledge, are there any circumstances which could reasonably result in the issuance of any such Remedial Order.

         (d) None of the Corporation and the Subsidiaries has ever been prosecuted for or convicted of any offence under Environmental Laws, nor has the Corporation or any of the Subsidiaries been found liable in any proceeding to pay any fine, penalty, damages, amount or judgment to any person as a result of any Release or threatened Release of any Hazardous Substance into the Environment or as the result of the breach of any Environmental Law and to the knowledge of the Vendors, the Corporation and the Subsidiaries, there is no basis for any such proceeding or action.

         (e) None of the Vendors, the Corporation and the Subsidiaries has any knowledge of any Hazardous Substance in, on or under the Leased Real Property or any other assets of the Corporation or the Subsidiaries.

         (f) No part of the Owned Real Property has ever been used as a landfill or for the disposal of waste.

         (g) Except as disclosed in Schedule 4.27, no asbestos or asbestos containing materials are used, stored or otherwise present in or on the Owned Real Property. No equipment, waste or other material containing polychlorinated biphenyls (PCBs) are used, stored or otherwise present in or on the Owned Real Property.

         (h) All material environmental data and studies (including the results of any environmental audit) relating to the Real Property, the Corporation or any of the Subsidiaries have been delivered or made available to the Purchaser.

         (i) There has been no Release of any Hazardous Substance which is now present in, on or under any of the Owned Real Property (including underlying soils and substrata, surface water and groundwater) at levels which exceed decommissioning or remediation standards under any Environmental Laws or standards published or administered by those Governmental Authorities responsible for establishing or applying such standards.

         (j) There are no underground storage tanks on the Owned Real Property and any underground storage tanks formerly on the Owned Real Property have been removed and any affected soil, surface water or ground water has been remediated in compliance with all Laws.

         (k) None of the Vendors, the Corporation and the Subsidiaries has any knowledge of any Hazardous Substance originating from any neighbouring or adjoining properties which has migrated onto, or is migrating towards any of the Owned Real Property.

4.28     EMPLOYMENT MATTERS

         (a) Schedule 4.28 (Part A) sets forth a complete list of all Employees, together with their titles, service dates and material terms of employment, including current wages, salaries or hourly rates of pay, and bonus (whether monetary or otherwise) paid since the beginning of the most recently completed fiscal year (including the date of payment if paid since March 30, 2001) or payable to each such Employee, the date upon which such wage, salary, rate or bonus became effective and the date upon which each such Employee was first hired by the Corporation or any of the Subsidiaries. Except as disclosed in Schedule 4.28, no Employee is on disability leave, pregnancy or parental leave, extended leave of absence or receiving benefits pursuant to the Laws.

         (b) Except for those written employment contracts with salaried Employees identified in Schedule 4.28 (Part B), there are no written contracts of employment entered into with any Employees or any oral contracts of employment, which are not terminable on the giving of reasonable notice in accordance with applicable law.

         (c) There are no written or oral change of control provisions or Contracts with any of the Employees which provide for any rights of Employees contingent upon or affected by a change of control of the Corporation or any of the Subsidiaries or the sale of any or all of their assets.

         (d) Schedule 4.28 (Part C) sets out a complete list of all independent contractors with whom the Corporation or any of the Subsidiaries has entered into any Contract, together with the material terms of all Contracts with them.

         (e) Except for the Benefit Plans, there are no employment policies or plans which are binding upon the Corporation or any of the Subsidiaries.

         (f) The Corporation and the Subsidiaries have been and are being operated in full compliance with all Laws relating to employees, including employment standards, occupational health and safety, human rights, labour relations and pay equity.

         (g) There are no Claims or complaints nor, to the knowledge of the Vendors, the Corporation and the Subsidiaries, are there any threatened Claims or complaints, against the Corporation or any of the Subsidiaries pursuant to any Laws relating to employees, including employment standards, human rights, labour relations, occupational health and safety, worker's compensation or pay equity. To the knowledge of the Vendors, the Corporation and the Subsidiaries, nothing has occurred which might lead to a Claim or complaint against the Corporation or any of the Subsidiaries under any such Laws. There are no outstanding decisions or settlements or pending settlements which place any obligation upon the Corporation or any of the Subsidiaries to do or refrain from doing any act.

         (h) All current assessments under workers' compensation legislation in relation to the Corporation and the Subsidiaries have been paid or accrued and the Corporation and the Subsidiaries have not been subject to any special or penalty assessment under such legislation which has not been paid.

4.29     COLLECTIVE AGREEMENTS

         (a) None of the Corporation or the Subsidiaries is a party, either directly or by operation of law, to any collective agreement, letters of understanding, letters of intent or other written communication with any trade union or association which may qualify as a trade union, which would cover any of the Employees or any dependent contractors of the Corporation or the Subsidiaries.

         (b) There are no outstanding or, to the knowledge of the Vendors, the Corporation or the Subsidiaries, threatened labour tribunal proceedings of any kind, including any proceedings which could result in certification of a trade union as bargaining agent for Employees or dependent contractors of the Corporation or the Subsidiaries, and there have not been any such proceedings within the last two years.

         (c) To the knowledge of the Vendors, the Corporation and the Subsidiaries, there are no threatened or apparent union organizing activities involving any Employees or dependent contractors of the Corporation or the Subsidiaries.

         (d) None of the Corporation or the Subsidiaries has any serious labour problems that might materially affect the value of the Corporation or the Subsidiaries or lead to an interruption of its operations at any location.

4.30     BENEFIT PLANS

         (a)      Schedule 4.30 sets forth a complete list of the Benefit Plans.

         (b) Current and complete copies of all written Benefit Plans or, where oral, written summaries of the material terms of them, have been provided or made available to the Purchaser together with current and complete copies of all documents relating to the Benefit Plans, including: all documents establishing, creating or amending any of the Benefit Plans; all trust agreements, funding agreements; insurance contracts, and the most recent financial statements and accounting statements and reports; all booklets, summaries, manuals and written communications of a general nature distributed or made available to any Employees or former employees concerning any Benefit Plans.

         (c) Each Benefit Plan is, and has been, established, registered (where required), qualified, administered and invested, in compliance with (i) the terms thereof, and (ii) all Laws; and neither the Corporation nor any of the Subsidiaries has received, in the last six years, any notice from any Person questioning or challenging such compliance (other than in respect of any claim related solely to that Person).

         (d) All obligations to or under the Benefit Plans (whether pursuant to their terms or any Laws) have been satisfied, and there are no outstanding defaults or violations under the Benefits Plans by the Corporation or any of the Subsidiaries nor do the Vendors, the Corporation or any of the Subsidiaries have any actual knowledge, without further enquiry or investigation, of any default or violation by any other party to any Benefit Plan.

         (e) There have been no improvements, increases or changes to, or promised improvements, increases or changes to, the benefits provided under any Benefit Plan. None of the Benefit Plans provides for benefit increases or the acceleration of or an increase in funding obligations that are contingent upon or will be triggered by the entering into of this Agreement or the completion of the transactions contemplated by this Agreement.

         (f) All employer or employee payments, contributions or premiums required to be remitted, paid to or in respect of each Benefit Plan have been paid or remitted in a timely fashion in accordance with the terms of that Benefit Plan and all Laws, and no Taxes, penalties or fees are owing or exigible under any Benefit Plan, and there are no liabilities or contingent liabilities in respect of any Benefit Plans that have been discontinued.

         (g) There is no proceeding, action, investigation, suit or claim (other than routine claims for payment of benefits) pending or, to the knowledge of the Vendors, the Corporation and the Subsidiaries, threatened involving any Benefit Plan or its assets, and no facts exist which could reasonably be expected to give rise to any such proceeding, action, suit or Claim (other than routine claims for benefits).

         (h) No event has occurred respecting any registered Benefit Plan which would entitle any person (without the consent of the Corporation or any of the Subsidiaries) to wind-up or terminate any Benefit Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such plan.

         (i) Neither the Corporation nor any of the Subsidiaries has received, or applied for, any payment of surplus or any payments as a result of the demutalization of the insurer of any Benefit Plan out of or in respect of any Benefit Plan.

         (j) Neither the Corporation nor any of the Subsidiaries has taken any contribution or premium holidays under any Benefit Plan and there have been no withdrawals or transfers of assets from any Benefit Plan.

         (k) All employee data necessary to administer each Benefit Plan is in the possession of the Corporation or the Subsidiaries and is complete, correct and in a form which is sufficient for the proper administration of the Benefit Plan in accordance with its terms and all Laws.

         (l) None of the Benefit Plans provide benefits beyond retirement or other termination of service to Employees or former employees or to the beneficiaries or dependants of such employees.

         (m) None of the Benefit Plans require or permit a retroactive increase in premiums or payments, or require additional payments or premiums on the termination of any Benefit Plan or insurance contract in respect thereof, and the level of insurance reserves, if any, under any insured Benefit Plan is reasonable and sufficient to provide for all incurred but unreported claims.

4.31     INSURANCE

The Corporation and the Subsidiaries each maintain such policies of insurance, issued by responsible insurers, as are appropriate to its respective business, operations, property and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets. All such policies of insurance are in full force and effect and each of the Corporation and the Subsidiaries is not in default, as to the payment of premium or otherwise, under the terms of any such policy.
Schedule 4.31 sets forth a complete list of all policies of insurance which the Corporation and the Subsidiaries maintain and the particulars of such policies, including the name of the insurer, the risk insured against, the amount of coverage and the amount of any deductible.

4.32     MATERIAL CONTRACTS

Schedule 4.32 sets forth a complete list of the Material Contracts. The Material Contracts are all in full force and effect unamended and no default exists under any of the Material Contracts on the part of the Corporation or any of the Subsidiaries or, to the knowledge of the Vendors, the Corporation and the Subsidiaries, on the part of any other party to such Contracts. The Corporation and each of the Subsidiaries has the capacity, including the necessary personnel, equipment and supplies, to perform all of their respective obligations under the Material Contracts. Current and complete copies of the Material Contracts have been delivered or made available to the Purchaser and there are no current or pending negotiations with respect to the renewal, repudiation or amendment of any such Contract.

4.33     LITIGATION

Except as disclosed in Schedule 4.33, there is no action, suit, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress or, to the knowledge of the Vendors, the Corporation and the Subsidiaries, pending or threatened against or relating to the Corporation or any of the Subsidiaries before any court, Governmental Authority, commission, board, bureau, agency or arbitration panel which, if determined adversely to the Corporation or any of the Subsidiaries, would,

         (a) materially and adversely affect the properties, business, future prospects or financial condition of the Corporation or any of the Subsidiaries;

         (b) enjoin, restrict or prohibit the transfer of all or any part of the Purchased Shares or any of the other transactions contemplated by this Agreement; or

         (c) prevent the Vendors from fulfilling all of their obligations set out in this Agreement or arising from this Agreement, and the Vendors, the Corporation and the Subsidiaries have no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success. Except as disclosed in such Schedule 4.33, there is not presently outstanding against the Corporation or any of the Subsidiaries any judgment, decree, injunction, rule or order of any court, Governmental Authority, commission, board, bureau, agency or arbitrator.

4.34     TAX MATTERS

Except as disclosed in Schedule 4.34:

         (a) The Corporation and the Subsidiaries are not, and have never been, members of an affiliated group, within the meaning of
                  Section 1504(a) of the Code, and neither the Corporation nor the Subsidiaries nor any entity whose liabilities the Corporation or the Subsidiaries has succeeded has ever filed a consolidated United States federal income tax return with (or been included in a consolidated return or) an affiliated group;

         (b) The Corporation and the Subsidiaries have filed or caused to be filed all tax returns and reports required to have been filed by or for them on or before the Closing Date, and all information set forth in such returns or reports is accurate and complete in all material respect

         (c) No tax return or report of the Corporation or any of the Subsidiaries contains any position which is, or could be subject to, penalties under the Code Section 6662 or corresponding provision of state, local or foreign Tax law;

         (d) The Corporation and the Subsidiaries have paid all taxes due and payable by them;

         (e) The Corporation and the Subsidiaries are in material compliance with, and their records contain all information and documents (including, without limitation, properly completed United States Internal Revenue Services Forms W-9) necessary to comply with, all applicable information tax reporting and tax withholding requirements;

         (f) There are no unpaid taxes, additions to tax, penalties, or interest payable by the Corporation or the Subsidiaries or any other person that are or could become a lien on any assets, or otherwise adversely affect the business, properties, or financial condition of the Corporation or the Subsidiaries;

         (g) The Corporation and the Subsidiaries have collected or withheld all amounts required to be collected or withheld by them for any taxes, and all such amounts have been paid to the appropriate governmental agencies or set aside in appropriate accounts for future payment when due;

         (h) The balance sheets of the Corporation and the Subsidiaries fully and properly reflect, as of the Closing Date, the liabilities of the Corporation and the Subsidiaries for all accrued taxes for all periods ending on or before the Closing Date;

         (i) The Corporation and the Subsidiaries have not granted (nor is subject to) any waiver currently in effect of the period of limitations for the assessment or collection of tax, no unpaid tax deficiency has been asserted against or with respect to the Corporation or the Subsidiaries by any taxing authority, and there is no pending examination, administrative or judicial proceeding, or deficiency or refund litigation with respect to any taxes or tax returns of the Corporation or the Subsidiaries;

         (j) The Corporation and the Subsidiaries have not made or entered into, nor hold any assets subject to, a consent filed pursuant to Section 341(f) of the Code and the regulations there under or a "safe harbour lease" subject to former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended before the Tax Reform Act of 1984, and the regulations thereunder;

         (k) The Corporation and the Subsidiaries are not required to include in income any amount from an adjustment pursuant to
                  Section 481 of the Code or the regulations thereunder or any similar provision of state law;

         (l) The Corporation and the Subsidiaries are not a party to, nor obligated under, any agreement or other arrangement providing for the payment of any amount that is or would be non-deductible under Section 280G or the Code;

         (m) The Corporation and the Subsidiaries have not distributed to their stockholders or security holders stock or securities of a controlled corporation in a transaction to which Section 355(a) of the Code applies;

         (n) There are no outstanding rulings or requests for rulings from any taxing authority that are, or if issued would be, binding on the Corporation or the Subsidiaries;

         (o) The Corporation and the Subsidiaries are not, nor have they been at any time within the last five years, a "United States real property holding corporation" for the purposes of Section 897 of the Code;

         (p) The Corporation and the Subsidiaries do not have and have not had any permanent establishment, nor are otherwise subject to taxation, in any country other than the United States;

         (q) All accounts, books, ledgers, tax returns and reports, financial and other similar records (or, where applicable, true and accurate copies thereof) of or including the Corporation and the Subsidiaries; and

         (r) Schedule 4.34 attached hereto describes all material tax elections, consents, and agreements made by or affecting the Corporation and the Subsidiaries that would be effective after the Closing, lists all material types of taxes paid and tax returns filed by or on behalf of the Corporation and the Subsidiaries, expressly indicates each tax with respect to which the Corporation and the Subsidiaries are or have been included in a consolidated, unitary, or combined return and describes the status of all examinations, administrative or judicial proceedings, and litigation with respect to taxes of the Corporation and the Subsidiaries.

4.35     BOOKS AND RECORDS

All Books and Records have been delivered or made available to the Purchaser. Such Books and Records fairly and correctly set out and disclose in all respects the financial position of the Corporation and the Subsidiaries and all financial transactions to which the Corporation or any Subsidiary is or was a party have been accurately recorded in such Books and Records.

4.36     CORPORATE RECORDS

         (a) The articles and by-laws for each of the Corporation and the Subsidiaries, including any and all amendments, have been delivered or made available to the Purchaser and such articles and by-laws as so amended are in full force and effect unamended.

         (b) The corporate records and minute books for each of the Corporation and the Subsidiaries have been delivered or made available to the Purchaser. The minute books include complete and accurate minutes of all meetings of the directors and shareholders for each of the Corporation and the Subsidiaries held to date and resolutions passed by the directors or shareholders on consent. The share certificate books, registers of shareholders, registers of transfers and registers of directors of each of the Corporation and the Subsidiaries are complete and accurate.

4.37     TRADE ALLOWANCES

No customers of the Corporation or the Subsidiaries are entitled to or customarily receive discounts, allowances, volume rebates, customer vouchers or coupons, preferential terms, customer credits or similar reductions in price or other trade terms arising from any agreements or understandings (whether written or oral) with or concessions granted to any customer other than in the usual course of the Business. All such discounts, allowances, volume rebates, customer vouchers and coupons, preferential terms or customer credits are at the same levels as have been in existence for the three immediately preceding financial years. There are no material marketing or pricing policies, including promotions and trade allowances relating to the Business, which are currently in effect or which have been in effect during any of the last three years. For the avoidance of doubt, the representations in this Section 4.37 do not apply to arrangements between a Franchisee and a customer of that Franchisee to which none of the Corporation and the Subsidiaries is a party, directly or indirectly.

4.38     BANK ACCOUNTS, ETC.

Schedule 4.38 sets forth a complete list of every financial institution in which the Corporation or any of the Subsidiaries maintains any depository account, trust account or safe deposit box, details of all such accounts and safe deposit boxes and the names of all persons authorized to draw on or who have access to such accounts or safe deposit boxes.

4.39     NO BROKER

Each of the Vendors has carried on all negotiations relating to this Agreement and the transactions contemplated by this Agreement directly and without intervention on his, her or its behalf of any other party in such manner as to give rise to any valid claim for a brokerage commission, finder's fee or other like payment against the Purchaser, the Corporation or any of the Subsidiaries.

4.40     ANTITRUST

Any waiting period applicable to the transactions contemplated herein under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have been terminated or shall have expired.

4.41     FULL DISCLOSURE

The Vendors have made available to the Purchaser all information, including financial, marketing, sales and operational information on a historical basis, relating to the Corporation and the Subsidiaries which would be material to a purchaser of the Corporation and the Subsidiaries. All information which has been provided to the Purchaser is true and correct in all material respects and no material fact or facts have been omitted from that information which would make such information misleading. Without limiting the generality of the foregoing, the Vendors have not failed to disclose to the Purchaser any fact or information which would be material to a purchaser of the Corporation and the Subsidiaries.

4.42     FEDERAL SECURITIES ACT - UNREGISTERED SHARES

The Vendors acknowledge that the E-Cruiter Shares to be delivered to them pursuant to this Agreement have not and are not being registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and that accordingly the E-Cruiter Shares are not fully transferable except as permitted under the various exemptions contained in the 1933 Act, the rules of the Securities and Exchange Commission interpreting the 1933 Act or any applicable United States state law. The provisions contained in this paragraph 4.42 are intended to ensure compliance with the 1933 Act.

4.43     ACCREDITED INVESTORS

The Vendors are Accredited Investors and have such knowledge, sophistication and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment and have the ability to bear the economic risks of the prospective investment and can afford the complete loss of such investment.

4.44     NO DISTRIBUTION OF E-CRUITER SHARES TO PUBLIC

The Vendors represent and warrant to the Purchaser that they are acquiring the E-Cruiter Shares for their own account, for investment, not as a nominee or agent and not with a view to their resale or other distribution; that they currently have no intention of selling, transferring, hypothecating, or otherwise disposing of all or any part of the E-Cruiter Shares at any particular time, for any particular price, or on the happening of any particular event or circumstances; that they do not have any contract, undertaking, agreement or arrangement with any person to transfer or grant participations to such Person or to any third Person with respect to the E-Cruiter Shares and that the Purchaser is relying on the truth and accuracy of these covenants, warranties, and representations in issuing the E-Cruiter Shares without first registering them under the 1933 Act.

4.45     INVESTMENT LEGEND ON CERTIFICATES

The Vendors agree not to sell, transfer, hypothecate or otherwise dispose of any of the E-Cruiter Shares received pursuant to this Agreement unless and until they have: (i) presented the Purchaser with a written legal opinion in form and substance satisfactory to the solicitors for the Purchaser to the effect that the disposition is permissible under the terms of the 1933 Act and regulations interpreting the 1933 Act; (ii) have complied with the registration and prospectus requirements of the 1933 Act relating to the disposition; or (iii) have presented the Purchaser satisfactory evidence that the transfer will comply with Rule 144 under the 1933 Act and therefore will be exempt from registration under section 4(2) of the 1933 Act. The Vendors further agree that the certificates evidencing the E-Cruiter Shares they will receive shall contain the following legend:

         "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "ACT) OR UNDER THE SECURITIES LAWS OF ANY APPLICABLE STATE. THE HOLDER HEREOF BY ACQUIRING THE SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER, THAT THESE SECURITIES MAY NOT BE RESOLD, PLEDGED, ENCUMBERED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR IN A TRANSACTION THAT IS EXEMPT FROM REGISTRATION UNDER THE ACT AND, IN EITHER CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF INVESTOR'S COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED RESALE, PLEDGE, ENCUMBRANCE OR TRANSFER IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS."

The Purchaser shall also place a "stop transfer" order against any transfer of the E-Cruiter Shares until one of the conditions set forth above has been met.

                                    ARTICLE 5
                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Vendors the matters set out below.

5.1      INCORPORATION

The Purchaser is a corporation duly incorporated and validly existing under the laws of Canada.

5.2      DUE AUTHORIZATION

The Purchaser has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Purchaser.

5.3      ENFORCEABILITY OF OBLIGATIONS

This Agreement constitutes a valid and binding obligation of the Purchaser enforceable against it in accordance with its terms.

5.4      ABSENCE OF CONFLICTING AGREEMENTS

The Purchaser is not a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, obligation, instrument, charter or by-law provision, Law or Governmental Authorization which would be violated, contravened, breached by, or under which any default would occur or an Encumbrance would be created as a result of the execution and delivery by it of this Agreement or the performance by it of any of its obligations provided for under this Agreement.

5.5      APPROVALS

Except for the notifications required to be filed by the Purchaser pursuant to the Investment Canada Act, as amended, applicable security commissions, and shareholder approval no approval, order or consent of or filing with any Governmental Authority or any other Person is required on the part of the Purchaser in connection with the execution, delivery and performance of this Agreement or any other documents or agreements to be delivered under this Agreement or the performance of the Purchasers' obligations under this Agreement or any other documents or agreements to be delivered or entered into under this Agreement.

5.6      LITIGATION

There is no action, suit, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress or, to the knowledge of the Purchaser pending or threatened against or relating to the Purchaser before any court, Governmental Authority, commission, board, bureau, agency or arbitration panel, which, if determined adversely to the Purchaser would:

         (a)      prevent the Purchaser from paying to the Vendors the Purchase
                  Price;

         (b) enjoin, restrict or prohibit the transfer of all or any part of the Purchased Shares contemplated by this Agreement; or

         (c) prevent the Purchaser from fulfilling all of its obligations set out in this Agreement or arising from this Agreement,

and the Purchaser has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success.

5.7      NO BROKER

The Purchaser has carried on all negotiations relating to this Agreement and the transactions contemplated by this Agreement directly and without the intervention on their behalf of any other party in such manner as to give rise to any valid claim for a brokerage commission, finder's fee or other like payment against any of the Vendors.

5.8      ACCREDITED INVESTOR

The Purchaser is an Accredited Investor and has such knowledge, sophistication and experience and financial and business matters that it is capable of evaluating the merits and risks of the prospective investment and has the ability to bear the economic risk of the prospective investment and can afford the complete loss of such investment.

                                    ARTICLE 6
                              NON-WAIVER; SURVIVAL

6.1      NON-WAIVER

No investigations made by or on behalf of the Purchaser at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by any of the Vendors in or pursuant to this Agreement. No waiver of any condition or other provision, in whole or in part, shall constitute as a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

6.2      NATURE AND SURVIVAL

         (a) All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Purchased Shares and the payment of the consideration for the Purchased Shares.

         (b)      The representations and warranties of the Vendors contained in
                  Article 4 shall survive the Closing as follows:

                  (i) the representations and warranties contained in Sections 4.1, 4.2, 4.3, 4.4, 4.5 and 4.6 shall survive indefinitely;

                  (ii) all representations and warranties relating to Taxes, including Section 4.34, shall survive until the date which is 90 days following the expiration of all periods allowed for objecting or appealing the determination of any proceedings relating to any assessment or reassessment of the Corporation or any of the Subsidiaries, as the case may be, by any taxing authority in respect of any taxation period ending on or prior to the Closing or in which the Closing occurs unless a bona fide notice of a Claim shall have been made in writing before the expiry of such period, in which case the representation and warranty to which such notice applies shall survive in respect of that Claim until the final determination or settlement of the Claim;

                  (iii) all representations and warranties relating to environmental matters, including Section 4.27, shall survive until the expiry of seven years after the Closing Date, unless a bona fide notice of a Claim shall have been given in writing before the expiry of such period, in which case the representation and warranty to which such notice relates shall survive in respect of that Claim until final determination or settlement of such Claim; and

                  (iv) representations and warranties as to all other matters shall survive until April 30, 2006, unless a bona fide notice of a Claim shall have been given in writing before the expiry of such period, in which case the representation and warranty to which such notice relates shall survive in respect of that Claim until final determination or settlement of such Claim.

         (c) The representations and warranties of the Purchaser contained in Article 5 shall survive the Closing as follows:

                  (i) the representations and warranties contained in Sections 5.1, 5.2 and 5.3 shall survive indefinitely;

                  (ii) all other representations and warranties shall survive until April 30, 2006, unless a bona fide notice of a Claim shall have been given in writing before the expiry of that period, in which case the representation and warranty to which such notice relates shall survive in respect of that Claim until final determination or settlement of such Claim.

                                    ARTICLE 7
                        PURCHASER'S CONDITIONS PRECEDENT

The obligation of the Purchaser to complete the purchase of the Purchased Shares under this Agreement shall be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent

(each of which is acknowledged to be inserted for the exclusive benefit of the Purchaser and may be waived by it in whole or in part).

7.1      TRUTH AND ACCURACY OF REPRESENTATIONS OF VENDORS AT THE CLOSING TIME

All of the representations and warranties of the Vendors made in or pursuant to this Agreement shall be true and correct in all material respects as at the Closing Time and with the same effect as if made at and as of the Closing Time and the Purchaser shall have received a certificate from each of the Vendors confirming, to the best of his or her knowledge, information and belief, the truth and correctness in all material respects of such representations and warranties.

7.2      PERFORMANCE OF OBLIGATIONS

The Vendors shall have performed or complied with, in all respects, all their obligations and covenants under this Agreement.

7.3      RECEIPT OF CLOSING DOCUMENTATION

All documentation relating to the due authorization and completion of the sale and purchase of the Purchased Shares under this Agreement and all actions and proceedings taken on or prior to the Closing in connection with the performance by each of the Vendors of their obligations under this Agreement, shall be satisfactory to the Purchaser, acting reasonably, and the Purchaser shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all corporate proceedings in connection with such transactions in compliance with these conditions, in form (as to certification and otherwise) and substance satisfactory to the Purchaser.

7.4      RELEASES

Each of the Vendors shall have executed and delivered comprehensive releases of the Corporation and the Subsidiaries substantially in the form of Schedule 7.4.

7.5      OPINION OF COUNSEL FOR VENDORS

The Purchaser shall have received an opinion dated the Closing Date from counsel for the Vendors, in form and substance acceptable to the Purchaser and its counsel, acting reasonably.

7.6      CONSENTS, AUTHORIZATIONS AND REGISTRATIONS

The Required Approvals shall have been obtained at or before the Closing Time on terms acceptable to the Purchaser, acting reasonably.

7.7      NO PROCEEDINGS

There shall be no injunction or restraining order issued preventing, and no claim, action, suit, litigation or proceeding, judicial or administrative, or investigation against any Party pending by any Person, or pending or threatened by any Governmental Authority, for the purpose of enjoining or preventing, the consummation of the transactions contemplated by this Agreement or otherwise claiming that this Agreement or the consummation of those transactions is improper or would give rise to proceedings under any Laws.

7.8      NON-COMPETITION

Each of the Vendors shall have executed and delivered a non-competition agreement substantially in the form attached as Schedule 7.8.

7.9      SUBSTANTIAL DAMAGE

No substantial damage by fire or other hazard to the assets or business of the Corporation or any of the Subsidiaries shall have occurred prior to the Closing Time.

7.10     NO LAWS

No Laws shall have been enacted, introduced or announced which would be reasonably likely to materially and adversely affect the Corporation or any of the Subsidiaries or the Business carried on by any of them.

7.11     NO MATERIAL CHANGE

There shall have been no material adverse change in the assets (tangible or otherwise), business, financial condition or prospects of the Corporation or any of the Subsidiaries since the date of this Agreement.

7.12     DIRECTORS AND OFFICERS OF THE CORPORATION AND SUBSIDIARIES

There shall have been delivered to the Purchaser on or before the Closing Time, the resignations of all individuals who are currently directors or officers of the Corporation and the Subsidiaries (except to the extent that the Vendors have been notified to the contrary by the Purchaser) and duly executed comprehensive releases from each such individual in favour of the Corporation and the Subsidiaries.

7.13     MULLARKEY EMPLOYMENT AGREEMENT

Mullarkey shall have executed and delivered an employment agreement with the Purchaser in substantially the form attached as Schedule 7.13.

7.14     STANTON EMPLOYMENT AGREEMENT

Gerry Stanton shall have executed and delivered an employment agreement with the Purchaser in substantially the form attached as Schedule 7.14.

7.15     BOARD OF DIRECTORS

Mullarkey shall be elected as a director of the Purchaser's board of directors, subject to election by the Purchaser's shareholders.

7.16     SHAREHOLDER DEBT

All amounts owing to and from current and former shareholders of the Corporation or any Subsidiary (other than amounts referred to in Schedule 7.16 and other than amounts owed to or from the Corporation or a Subsidiary to another Subsidiary or the Corporation) shall be repaid or cancelled prior to the Closing.

7.17     CORPORATE RECORDS

The deficiencies in the corporate records of the Corporation and the Subsidiaries that are identified in Schedule 7.17 shall have been corrected or resolved to the satisfaction of the Purchaser.

7.18     TRANSFER AND DELIVERY OF THE PURCHASED SHARES

The Vendors shall have provided the Purchaser with the share certificates representing the Purchased Shares, in each case duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and shall take such steps as shall be necessary to cause the Corporation to enter the Purchaser or its nominee(s) upon the books of the Corporation as the holder of the Purchased Shares and to issue share certificates to the Purchaser or its nominee(s) representing the Purchased Shares, free and clear of all encumbrances including any pledge of shares to the Trust.

7.19     THE FORM AND LEGALITY OF MATTERS

The form and legality of all matters incidental to this Agreement shall be subject to the reasonable approval of the solicitors of the Purchaser.

7.20     AUDITS

An audit of the Corporation and Subsidiaries shall be conducted by the Purchaser's auditors, PriceWaterhouseCoopers LLP, to the satisfaction of the Purchaser, for the fiscal years ending December 31, 1999 and 2000.

7.21     TERMINATION OF SHAREHOLDERS AGREEMENT

The Shareholders Agreement entered into by the Corporation and the Vendors shall have been terminated.

7.22     CONTRACTS AFFECTED BY CHANGE OF CONTROL

Any consents required by any outstanding contract or commitment of the Corporation and/or the Subsidiaries which requires prior approval of any change of control of the Corporation and/or the Subsidiaries resulting from the consummation of this Agreement, shall be delivered to the Purchaser.

7.23     CORPORATE RECORDS

The Vendors shall have delivered to the Purchaser all corporate records of the Corporation and the Subsidiaries including, but not limited to all financial statements, books, records, contracts and facilities.

If any of the foregoing conditions in this Article has not been fulfilled by Closing, the Purchaser may terminate this Agreement by notice in writing to the Vendors, in which event the Purchaser will be released from all obligations under this Agreement, and unless the Purchaser can show that the condition relied upon could reasonably have been performed by the Vendors, the Vendors will also be released from all obligations under this Agreement. The Purchaser may, however, waive compliance with any condition in whole or in part if it sees fit to do so, without prejudice to its rights of termination in the event of non-fulfilment of any other condition, in whole or in part, or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

                                    ARTICLE 8
                          VENDORS' CONDITIONS PRECEDENT

The obligations of the Vendors to complete the sale of the Purchased Shares and under this Agreement shall be subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Vendors and may be waived by the Vendors, in whole or in part).

8.1      TRUTH AND ACCURACY OF REPRESENTATIONS OF THE PURCHASER AT THE CLOSING
         TIME

All of the representations and warranties of the Purchaser made in or pursuant to this Agreement shall be true and correct in all material respects as at the Closing Time and with the same effect as if made at and as of the Closing Time and the Vendors shall have received a certificate from an officer of the Purchaser confirming to the best of his or her knowledge, information and belief, the truth and correctness in all material respects of such representations and warranties.

8.2      PERFORMANCE OF OBLIGATIONS

The Purchaser shall have performed or complied with, in all respects, all its obligations and covenants under this Agreement.

8.3      RECEIPT OF CLOSING DOCUMENTATION

All documentation relating to the due authorization and completion of the sale and purchase of the Purchased Shares under this Agreement and all actions and proceedings taken on or prior to the Closing in connection with the performance by the Purchaser of its obligations under this Agreement, shall be satisfactory to the Vendors, acting reasonably, and the Vendors shall have received copies of all extra documentation or other evidence as they may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all corporate proceedings in connection with such transactions in compliance with these conditions in form (as to certification and otherwise) and substance satisfactory to the Vendors.

8.4      CONSENTS, AUTHORIZATIONS AND REGISTRATIONS

The Required Approvals shall have been obtained at or before the Closing Time on terms acceptable to the Vendors, acting reasonably.

8.5      NO PROCEEDINGS

There shall be no injunction or restraining order issued preventing, and no pending or threatened claim, action, suit, litigation or proceeding, judicial or administrative, or investigation against any Party by any Person, for the purpose of enjoining or preventing, the consummation of the transactions contemplated by this Agreement or otherwise claiming that this Agreement or the consummation of those transactions is improper or would give rise to proceedings under any Laws.

8.6      OPINION OF COUNSEL FOR PURCHASER

The Vendors shall have received an opinion dated as of the Closing Date from counsel to the Purchaser, in form and substance acceptable to the Vendors and their counsel, acting reasonably.

8.7      PAYMENT OF MULLARKEY INDEBTEDNESS

At the Time of Closing the Purchaser or its nominee, shall pay TWO HUNDRED THOUSAND DOLLARS (US$200,000.00) to the Corporation, as full and complete payment of any and all indebtedness owed by the Corporation to Mullarkey.

8.8      STOCK OPTIONS

The Vendors and employees of the Corporation and the Subsidiaries, who are eligible to receive options pursuant to the Purchaser's Stock Option Plan, a copy of which is attached hereto as Schedule 8.8, shall be entitled to receive, pursuant to the Purchaser's Stock Option Plan, options to purchase an aggregate of up to 350,000 common shares of the Purchaser.

                                    ARTICLE 9
                         OTHER COVENANTS OF THE PARTIES

9.1      CONDUCT OF BUSINESS PRIOR TO CLOSING

During the period from the date of this Agreement to the Closing Time, the Vendors will cause the Corporation and the Subsidiaries to do the following:

         (a) CONDUCT BUSINESS IN THE ORDINARY COURSE - Except as otherwise expressly contemplated under this Agreement, conduct its business in the ordinary and usual course, consistent with past practice and regular customer service and business policies and not, without the prior written consent of the Purchaser, enter into any transaction or Contract which, if effected before the date of this Agreement, would constitute a breach of the representations, warranties or covenants of the Vendors contained in this Agreement.

         (b) MAINTAIN GOOD RELATIONS - Use all reasonable efforts to maintain good relations with the Employees, its customers and suppliers.

         (c) CONTINUE INSURANCE - Continue in force all policies of insurance maintained by or for the benefit of the Corporation and the Subsidiaries and give all notices and present claims under all insurance policies in a timely fashion.

         (d) PERFORM OBLIGATIONS - Comply with all Laws affecting the operation of the Corporation or any of the Subsidiaries.

         (e) PREVENT CERTAIN CHANGES - Not, without the prior written consent of the Purchaser, take any of the actions, do any of the things or perform any of the acts described in Section 4.11.

         (f) APPROVALS - Co-operate with the Purchaser and use all reasonable efforts and diligently pursue obtaining the Required Approvals.

9.2      ACCESS FOR INVESTIGATION

         (a) The Vendors shall permit the Purchaser and its representatives, on reasonable notice to the Vendors, between the date of this Agreement and the Closing Time, without interference to the ordinary conduct of the Business, to have free and unrestricted access during normal business hours to
                  (i) the Real Property; (ii) all other locations where Books and Records or other material relevant to the Business are stored; (iii) all the Books and Records; and (iv) the properties and assets used in the Business. The Vendors shall furnish to the Purchaser copies of Books and Records (subject to any confidentiality agreements or covenants relating to any Books and Records) as the Purchaser shall from time to time reasonably request to enable confirmation of the matters warranted in Article 4. Without limiting the generality of the foregoing, it is agreed that the accounting representatives of the Purchaser shall be afforded ample opportunity to make a full investigation of all aspects of the financial affairs of the Corporation and the Subsidiaries.

         (b) Notwithstanding subsection (a), the Vendors shall not be required to disclose any information, records, files or other data to the Purchaser where prohibited by Laws. If any consent of any Person is required to permit any of the Vendors to release or cause to be released any information to the Purchaser, each of the Vendors shall make all reasonable efforts to obtain such consent.

9.3      CONFIDENTIALITY

         (a) Prior to the Closing, the Purchaser shall keep confidential all information disclosed to it by the Vendors or their agents relating to the Corporation or any of the Subsidiaries, except information which:

                  (i)      is or becomes generally available to the public;

                  (ii) the Purchaser received from an independent third Person, who had obtained the information lawfully and was under no obligation of secrecy, or

                  (iii) the Purchaser can show was in its possession before receipt of such information from the Vendors or their agents.

                  If this Agreement is terminated without completion of the transactions contemplated by this Agreement, the Purchaser shall promptly return all documents, work papers and other written material (including all copies) obtained from the Vendors or their agents in connection with this Agreement and not previously made public, and shall continue to maintain the confidence of all such information.

         (b) After the Closing, the Vendors shall, and shall cause their Affiliates, Associates and agents to, keep confidential all information relating to the Business, the Corporation or any of the Subsidiaries and each of the Vendors and the Purchaser shall, and shall cause their Affiliates, Associates and agents to, keep confidential all information relating to this Agreement and the transactions contemplated by this Agreement, except information which:

                  (i)      is or becomes generally available to the public; or

                  (ii) the Vendors received after Closing from an independent third Person, who had obtained the information lawfully and was under no obligation of secrecy.

9.4      ACTIONS TO SATISFY CLOSING CONDITIONS

Each of the Parties shall take all such actions as are within its power to control, and shall use its reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with each of the conditions and covenants set forth in Articles 7, 8 and 9 which are for the benefit of any other Party.

9.5      INVESTMENT CANADA NOTIFICATION

The Purchaser shall file the notification required to be filed by the Purchaser under the Investment Canada Act in respect of the transaction contemplated under this Agreement within 30 days following the Closing.

9.6      STUB PERIOD RETURNS

The Purchaser shall cause to be prepared and filed on a timely basis all Tax Returns for the Corporation and the Subsidiaries for any period which ends on or before the Closing Date and for which Tax Returns have not been filed as of such date. The Purchaser shall also cause to be prepared and filed on a timely basis all Tax Returns of the Corporation and the Subsidiaries for periods beginning before and ending after the Closing Date. Each of the Vendors and the Purchaser shall co-operate fully with each other and make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation of any Tax Return of the Corporation or any of the Subsidiaries for a period ending on, prior to or including the Closing Date and shall preserve such data and other information until the expiration of any applicable limitation period under any applicable law with respect to Taxes.

9.7      INVESTMENT LETTERS

The Vendors shall have delivered to the Purchaser an executed written statement that they are acquiring the E-Cruiter Shares for investment purposes as indicated in this Agreement, in a form and substance acceptable to the solicitors for the Purchaser.

9.8      SECURITIES LAWS

It is understood and agreed that the Closing is subject to any and all requirements of any and all applicable securities laws applying to the issuance and transfer of the E-Cruiter Shares in exchange for all of the issued and outstanding shares of the Corporation. In no event shall the Purchaser be liable to anyone for failure to sell or issue any of the E-Cruiter Shares unless and until all applicable requirements of any and all applicable securities laws relating to the sale and issuance have been met.

                                   ARTICLE 10
                                 INDEMNIFICATION

10.1     MUTUAL INDEMNIFICATION FOR BREACHES OF COVENANTS AND WARRANTY, ETC.

The Vendors jointly and severally covenant and agree with the Purchaser, and the Purchaser covenants and agrees with each of the Vendors (the Party or Parties so covenanting and agreeing to indemnify another Party being referred to as the "Indemnifying Party" and the Party so to be indemnified being referred to as the "Indemnified Party") to indemnify and save harmless, on an after-tax basis, the Indemnified Party effective as and from the Closing Time, from and against all Claims that may be made or brought against the Indemnified Party, or that it may suffer or incur, directly or indirectly as a result of or in connection with any non-fulfilment of any covenant or agreement on the part of the Indemnifying Party under this Agreement or any incorrectness in or breach of any representation or warranty of the Indemnifying Party contained in this Agreement or in any certificate or other document furnished by the Indemnifying Party pursuant to this Agreement. The foregoing obligation of indemnification shall be subject to:

         (a) the requirement that the Indemnifying Party shall, in respect of any Claim made by any third person, be afforded an opportunity at its sole expense to resist, defend and compromise such Claim;

         (b) the limitation that, for Claims made in connection with any representation or warranty contained in Article 4 or 5, the Indemnifying Party shall not be required to pay any such amount until the aggregate amount of such Claims exceeds $10,000 and upon the aggregate amount of such Claims exceeding $10,000, the Indemnifying Party shall be required to pay the amount owing in respect of all such Claims including the $10,000; and

         (c) the limitation that, for Claims made in connection with any representation or warranty contained in Article 4 or 5, the Vendors in the aggregate, on the one hand, and the Purchaser, on the other hand, shall not be required to pay any amount in excess of the Purchase Price.

10.2     DELETED

10.3     OTHER SPECIFIC INDEMNITIES

         (a) The Vendors jointly and severally covenant and agree to indemnify and save harmless, on an after-tax basis, the Purchaser, the Corporation and the Subsidiaries (each an "Indemnified Party") effective as and from the Closing Time, from and against all Claims that may be made or brought against an Indemnified Party, or that it may suffer or incur, directly or indirectly as a result of or in connection with each of the matters identified in Schedule 10.23.

10.4     INDEMNIFICATION PROCEDURES FOR THIRD PERSON CLAIMS

         (a) In the case of Claims made by a third Person with respect to which indemnification is sought, the Party seeking indemnification shall give Notice promptly, and in any event within 20 days, to the other Party of any such Claims made upon it. In the event of a failure to give such notice, such failure shall not preclude the Party seeking indemnification from obtaining such indemnification but its right to indemnification may be reduced to the extent that such delay prejudiced the defence of the Claim or increased the amount of liability or cost of defence and provided that, notwithstanding anything else contained in this Agreement, no Claim for indemnity in respect of the breach of any representation or warranty contained in this Agreement may be made unless Notice of such Claim has been given prior to the expiry of the survival period applicable to such representation and warranty pursuant to Section 6.2.

         (b) The Indemnifying Party shall have the right, by Notice to the Indemnified Party given not later than 30 days after receipt of the Notice described in subsection (a), to assume the control of the defence, compromise or settlement of the Claim, provided that such assumption shall, by its terms, be without cost to the Indemnified Party and provided the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms contained in this Article 10 in respect of that Claim.

         (c) Upon the assumption of control of any Claim by the Indemnifying Party as set out in subsection (b), the Indemnifying Party shall diligently proceed with the defence, compromise or settlement of the Claim at its sole expense, including if necessary, employment of counsel reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall co-operate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party's control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defence. The Indemnified Party shall also have the right to participate in the negotiation, settlement or defence of any Claim at its own expense.

         (d) The final determination of any Claim pursuant to this Section, including all related costs and expenses, will be binding and conclusive upon the parties as to the validity or invalidity, as the case may be, of such Claim against the Indemnifying Party.

         (e) If the Indemnifying Party does not assume control of a Claim as permitted in subsection (b), the Indemnified Party shall be entitled to make such settlement of the Claim as in its sole discretion may appear advisable, and such settlement or any other final determination of the Claim shall be binding upon the Indemnifying Party.

                                   ARTICLE 11
                                     GENERAL

11.1     PUBLIC NOTICES

All public notices to third Persons and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and co-ordinated by the Vendors, on the one hand, and the Purchaser, on the other hand, and no Party shall act unilaterally in this regard without the prior approval of the other Parties, such approval not to be unreasonably withheld, except where required to do so by law or by the applicable regulations or policies of any Governmental Authority or any stock exchange in circumstances where prior consultation with the other Parties is not practicable.

11.2     EXPENSES

The Purchaser shall pay all of the Parties' respective, reasonable legal, accounting, and other professional advisory fees, costs and expenses incurred from the date immediately following the signing of the Letter of Intent entered into by the Parties, in connection with the purchase and sale of the Purchased Shares and the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any reasonable other costs and expenses incurred.

11.3     NOTICES

Any notice or other writing required or permitted to be given under this Agreement or for the purposes of this Agreement (a "Notice") shall be in writing and shall be sufficiently given if delivered, or if sent by prepaid registered mail or if transmitted by facsimile or other form of recorded communication tested prior to transmission to such Party:

         (a)      in the case of a Notice to Mullarkey:

                  1050 W. Deerpath Lane
                  Lake Forest, Illinois  60045

                  with a copy to:

                           Peter G. Swan
                           Emalfarb, Swan & Bain
                           440 Central Avenue
                           Highland Park, Illinois  60031

                           Facsimile:  847-432-8950

         (b)      in the case of a Notice to the Trust at:

                  Karen Paula Allen Padgett

                  1152 N. New York Ave
                  WinterPark, Florida  32789



                  with a copy to:
                           Martha Hartley
                           Akerman, Senterfitt & Eidson, P.A.
                           255 S. Orange Ave., 17th floor
                           Orlando, Florida  32802

                           Facsimile:  407-843-6610


         (c)      in the case of a Notice to the Purchaser at:

                  E-CRUITER.COM INC.
                  495 March Road, Suite 300
                  Kanata, ON              K2K 3G1

                  Attention: Gerry Stanton, President and Chief Executive
                             Officer
                  Facsimile: 613 236 1541
                  with a copy to:

                           Perley-Robertson, Hill & McDougall LLP
                           90 Sparks Street, 4th Floor
                           Ottawa, ON  K1P 1E2

                           Attention: Michael A. Gerrior
                           Facsimile: (613) 238-2022



or at such other address as the Party to whom such Notice is to be given shall have last notified the Party giving the Notice in the manner provided in this Section. Any Notice delivered to the Party to whom it is addressed as provided above shall be deemed to have been given and received on the day it is so delivered at such address, provided that if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day. Any Notice sent by prepaid registered mail shall be deemed to have been given and received on the fifth Business Day following the date of its mailing. Any Notice transmitted by facsimile or other form of recorded communication shall be deemed to have been given and received on the first Business Day after its transmission.

11.4     GUARANTEE OF CORPORATION AND SUBSIDIARIES

The Vendors hereby jointly and severally, irrevocably and unconditionally, guarantee to the Purchaser the performance by each of the Corporation and the Subsidiaries of their obligations pursuant to this Agreement. The Vendors shall jointly and severally cause each of the Corporation and the Subsidiaries to perform all of its obligations under this Agreement and shall be liable for the failure of any of the Corporation and the Subsidiaries to discharge any of its obligations under this Agreement and for the fulfilment of all of the representations, warranties, indemnities and other obligations of each of the Corporation and the Subsidiaries to the Purchaser under this Agreement or arising in connection with the transactions contemplated by this Agreement.

11.5     ASSIGNMENT

The Purchaser shall be entitled, upon giving written notice to the Vendors, to assign all of its rights and obligations under this Agreement to any Affiliate of the Purchaser. In such case, such assignee shall have and may exercise all the rights, and shall assume all of the obligations, of the Purchaser under this Agreement, and any reference to the Purchaser in this Agreement shall be deemed to refer to such assignee. In the event of such an assignment, each of the Vendors and such assignee shall execute an agreement confirming such assignment and such assumption of obligations and no such assignment shall release the Purchaser from liability for its obligations under this Agreement. Except as otherwise provided in this Section, neither this Agreement nor any benefits or burdens under this Agreement may be assigned by any Party without the prior written consent of each of the other Parties. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation or merger of any Party) and permitted assigns.

11.6     FURTHER ASSURANCES

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.

11.7     COUNTERPARTS

This Agreement may be executed by the Parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. The Parties agree that this Agreement may be transmitted by facsimile or such other device and that reproduction of signatures by facsimile or such similar device will be treated as binding as if originals and each Party hereto undertakes to provide each and every other Party with a copy of this Agreement bearing original signature forthwith upon demand.

11.8     ENUREMENT

This Agreement shall enure to the benefit of and binding upon the Parties hereto and their respective personal representatives, heirs, successors, executors, administrators and permitted assigns.

IN WITNESS OF WHICH the Parties have duly executed this Agreement as of the date first set forth above on the first page of this Agreement.

SIGNED, SEALED & DELIVERED In the presence of:

/s/ Tammie Brown        /s/ Michael Mullarkey
---------------------   -----------------------------------------------------
Witness                 MICHAEL MULLARKEY

                        THE KAREN PAULA ALLEN REVOCABLE TRUST


                        Per:/s/ Michael Mullarkey
                            -------------------------------------------------
                        KAREN PAULA ALLEN A/K/A PAULA ALLEN PADGETT, AS TRUSTEE

                        PAULA ALLEN HOLDINGS, INC.


                        Per:/s/ Michael Mullarkey
                            -------------------------------------------------

                        PAULA ALLEN MANAGEMENT COMPANY


                        Per:/s/ Michael Mullarkey
                            -------------------------------------------------

                        DIAMOND TECHNOLOGY SOLUTIONS LLC


                        Per:/s/ Michael Mullarkey
                            -------------------------------------------------

                        KP ALLEN AND ASSOCIATES OF
                        ARIZONA INC


                        Per:/s/ Michael Mullarkey
                            -------------------------------------------------

                        KP ALLEN AND ASSOCIATES OF CALIFORNIA INC.


                        Per:/s/ Michael Mullarkey
                            -------------------------------------------------

                        KP ALLEN AND ASSOCIATES OF COLORADO INC.


                        Per:/s/ Michael Mullarkey
                            -------------------------------------------------

                        KP ALLEN AND ASSOCIATES OF
                        FLORIDA INC.


                        Per:/s/ Michael Mullarkey
                            -------------------------------------------------

                        KP ALLEN AND ASSOCIATES OF
                        GEORGIA INC.


                        Per:/s/ Michael Mullarkey
                            -------------------------------------------------

                        KP ALLEN AND ASSOCIATES OF MINNESOTA INC.


                        Per:/s/ Michael Mullarkey
                            -------------------------------------------------

                        KP ALLEN AND ASSOCIATES OF OHIO INC


                        Per:/s/ Michael Mullarkey
                            -------------------------------------------------

                        KP ALLEN AND ASSOCIATES OF
                        TEXAS INC.


                        Per:/s/ Michael Mullarkey
                            -------------------------------------------------

                        KP ALLEN AND ASSOCIATES OF
                        ILLINOIS INC.


                        Per:/s/ Michael Mullarkey
                            -------------------------------------------------

                        E-CRUITER.COM INC.


                        Per:/s/ John Gerard Stanton
                            -------------------------------------------------